UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

U9224Y103

(CUSIP Number)

October 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person Inteligo Bank Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number of Shares Beneficially Owned By The Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,500
9.	Aggregate Amount Beneficially Owned by The Reporting Person 12,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.0%(1)
12.	Type of Reporting Person (See Instructions) BK

(1)	Based on information provided by the Issuer as of October 2, 2023, reflecting 59,576.50 shares of Common Stock of the Issuer issued and outstanding as of such date.

1.	Names of Reporting Person Inteligo Group Corp.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned By The Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,500
9.	Aggregate Amount Beneficially Owned by The Reporting Person 12,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.0%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on information provided by the Issuer as of October 2, 2023, reflecting 59,576.50 shares of Common Stock of the Issuer issued and outstanding as of such date.

1.	Names of Reporting Person Intercorp Financial Services Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned By The Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,500
9.	Aggregate Amount Beneficially Owned by The Reporting Person 12,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.0%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on information provided by the Issuer as of October 2, 2023, reflecting 59,576.50 shares of Common Stock of the Issuer issued and outstanding as of such date.

1.	Names of Reporting Person Intercorp Perú Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Commonwealth of The Bahamas
Number of Shares Beneficially Owned By The Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,500
9.	Aggregate Amount Beneficially Owned by The Reporting Person 12,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.0%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on information provided by the Issuer as of October 2, 2023, reflecting 59,576.50 shares of Common Stock of the Issuer issued and outstanding as of such date.

Item 1(a).	Name of Issuer

Vista Credit Strategic Lending Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

55 Hudson Yards, Floor 28 New York, New York 10001

Item 2(a).	Names of Person Filing

This Schedule 13G is being filed by (i) Inteligo Bank Ltd. (“Bank”), (ii) Inteligo Group Corp. (“Group”), (iii) Intercorp Financial Services Inc. (“IFS”) and (iv) Intercorp Perú Ltd. (“Intercorp Perú”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Bank directly holds the reported 12,500 shares of Common Stock.

Bank is a subsidiary of Group.

Group is a wholly-owned subsidiary of IFS.

IFS is wholly-owned subsidiary of Intercorp Perú.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal office of Bank is Seventeen Shop Building, 1st Floor, Collins Avenue & Fourth Terrace, Centreville, PO Box N-3732, Nassau, The Bahamas.

The principal office of Group is 50th Street and Elvira Mendez, P.H Torre Financial Center, Floor 48, Panama City, Panama.

The principal office of IFS and Intercorp Perú is Av. Carlos Villarán 140, 17th Floor La Victoria, Lima 13, Peru.

Item 2(c).	Citizenship

Please refer to Item 4 on each cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

92839L107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i)  Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)   Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

The securities reported in this Schedule 13G are owned of record by Bank. The Reporting Persons are deemed to have shared beneficial ownership of the shares of Common Stock directly held by Bank given their majority direct and indirect interests in Bank.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2023

Inteligo Bank Ltd.

By:	/s/ Bruno Ferreccio
Name: Bruno Ferreccio

By:	/s/ Victor Vinatea
Name: Victor Vinatea

Inteligo Group Corp.

By:	/s/ Bruno Ferreccio
Name: Bruno Ferreccio

By:	/s/ Victor Vinatea
Name: Victor Vinatea

Intercorp Financial Services Inc.

By:	/s/ Luis Felipe Castellanos
Name: Luis Felipe Castellanos

By:	/s/ Juan Antonio Castro
Name: Juan Antonio Castro

Intercorp Perú Ltd.

By:	/s/ Fernando Zavala
Name: Fernando Zavala

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of October 11, 2023

Exhibit A

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: October 11, 2023

Inteligo Bank Ltd.

By:	/s/ Bruno Ferreccio
Name:	Bruno Ferreccio
Title:	CEO

By:	/s/ Victor Vinatea
Name:	Victor Vinatea
Title	Senior Vice President

Inteligo Group Corp.

By:	/s/ Bruno Ferreccio
Name:	Bruno Ferreccio
Title:	Deputy CEO

By:	/s/ Victor Vinatea
Name:	Victor Vinatea
Title	COO

Intercorp Financial Services Inc.

By:	/s/ Luis Felipe Castellanos
Name:	Luis Felipe Castellanos
Title:	CEO

By:	/s/ Juan Antonio Castro
Name:	Juan Antonio Castro
Title:	General Counsel

Intercorp Perú Ltd.

By:	/s/ Fernando Zavala
Name:	Fernando Zavala
Title:	CEO